Exhibit 99.5

Corporate Operations Officer Tien Wu’s letter to ASE Employees dated November 25, 2006

COO’s speech
Dear ASE team,

I would like to give you a quick status report with regard to the November 24th announcement that ASE has received an indication of interest from an investor consortium led by The Carlyle Group regarding a possible offer to acquire ASE. There are many questions to be answered but I would like to focus on the following:

1. Time-table

The Company will discuss and evaluate any formal offer it receives as soon as possible, in accordance with all applicable laws and government regulations. Any offer that may be made will be subject to acceptance by our shareholders as well as approval from the government. These processes will take time and involve a degree of uncertainty. I will make all efforts to keep our employees updated on developments relating to this potential offer in a timely manner.

2. Market interpretation

I believe that the indication of interest received by the Company from The Carlyle Group investor consortium is viewed as a vote of confidence by the international financial sector in ASE. Investors view ASE as having strong growth potential as well as valuation upside. We have also been singled out as “best in class” in the outsourcing backend segment. All of us should be proud of these achievements.

3. Effect on our job and compensation

The announcement regarding a potential offer from the Carlyle consortium should in no way affect our daily job routines and business processes. ASE’s entire management team remains in place unchanged. Any potential changes to job functions and compensation in the future will be disclosed and discussed in detail if and when the negotiations are completed. I would like to emphasize one thing in particular – I recognize that the management team has worked hard to develop and grow our company during these past years, and it is this effort that has propelled the ASE team to constantly create successful results for the company. I would like to encourage all of you to keep up the good work.

4. Response to customers, suppliers, and colleagues

We expect there to be a great deal of discussion surrounding this topic in the coming months. I would like to urge all of us to have a positive perspective regarding this potential offer. We will not speculate or engage in hypothetical analysis regarding this potential offer; instead, we will only focus on the following two points:

-      this does not change our way of doing business or our commitment; and
-      we have full faith in our management team and we are confident in the ability of our company to continue its growth through our business model. The success of our Company’s businesses will continue to depend on the hard work of each our of employees. It will always be our priority to place the welfare of our employees first, and to continue to focus on the growth and prosperity of the company within Taiwan and in the rest of the world.

We will keep all of you updated on developments relating to this potential offer in a timely manner.

Corporate Operations Officer :

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The potential offer for the outstanding shares of ASE described in this communication has not commenced. Any offers to purchase or solicitations of offers to sell, if ultimately made, will be required to be made in accordance with Taiwan law, including without limitation a tender offer filed with the Financial Supervisory Commission (“FSC”) of Taiwan. In addition, such offers or solicitations will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. securities laws.

The offer documents required under Taiwan and U.S. laws, including ASE's recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer. Those materials will be made available to all shareholders of ASE at no expense to them on the FSC’s website (http://www.fscey.gov.tw), Taiwan’s Market Observation Post System (http://newmops.tse.com.tw) and the SEC’s website (http://www.sec.gov).

Safe Harbor Notice
This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.